OMB APPROVAL
OMB Number: 3235-0123
Expires: Oct. 31, 2023
Estimated average burden hours per response: 12

SEC FILE NUMBER
8-69422

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Coinshares Capital LLC

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

437 Madison Avenue, 28th Flr
(No. and Street)

New York (City) New York (State) 10022 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Annemarie Tierney (Name) (917) 473-8331 (Area Code – Telephone Number) atierney@coinsharescapital.co (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Horowitz & Ullmann, P.C.
(Name – if individual, state last, first, and middle name)

232 Madison Avenue, Ste 1200 (Address) New York (City) New York (State) 10016 (Zip Code)

12/17/2003 (Date of Registration with PCAOB)(if applicable) 921 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Anmarie Tierney, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Coinshares Capital LLC, as of December 31, 2 022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

CAROLYN BROULLON
New Jersey
Notary Public
My Commission Expires 07/07/2025
Commission # 50130681

Carolyn Broullon 1-11-23
Notary Public

Signature: [signature]

Title:
CEO

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

COINSHARES CAPITAL LLC

TABLE OF CONTENTS

	Page No.
Report of Independent Registered Public Accounting Firm	1-2
Statement of Financial Condition	3
Statement of Income	4
Statement of Cash Flows	5
Statement of Changes in Member's Equity	6
Notes to Financial Statements	7-8
Computation of Net Capital Under SEC Rule 15c3-1 (Schedule 1)	9
Determination of Reserve Requirements Under Rule 15c3-3(e) of the Securities and Exchange Commission (Schedule 2)	10
Information Relating to Possession or Control Requirements Under Rule 15c3-3(b) of the Securities and Exchange Commission (Schedule 3)	11
Report of Independent Registered Public Accounting Firm for Exemption Report under Rule 15c3-3	12
Exemption Report Pursuant to Rule 15c3-3	13

HOROWITZ & ULLMANN, P.C.
Certified Public Accountants

A member of the
AICPA Center for Audit Quality
New York State Society of CPAs
PCAOB registered

232 Madison Avenue, Suite 1200
New York, NY 10016
Telephone: (212) 532-3736
Facsimile: (212) 545-8997
E-mail: cpas@horowitz-ullmann.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
CoinShares Capital LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of CoinShares Capital LLC ("the Company") as of December 31, 2022, the related statements of income, changes in member's equity and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The information in Schedules number "1" through "3" has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information in Schedules number "1" through "3" is fairly stated, in all material respects, in relation to the financial statements as a whole.

Horowitz & Ullmann, P.C.

We have served as CoinShares Capital LLC's auditors since 2020.

New York, NY
February 22, 2023

COINSHARES CAPITAL LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2022

ASSETS

CURRENT ASSETS	
Cash	$ 55,658
Prepaid expenses and other assets	1,684
TOTAL ASSETS	$ 57,342

LIABILITIES AND MEMBER'S EQUITY

CURRENT LIABILITIES	
Accounts payable and accrued expenses	$ 3,000
MEMBER'S EQUITY	54,342
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 57,342

See independent auditor's report and accompanying notes to financial statements.

COINSHARES CAPITAL LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2022

EXPENSES	
Professional fees	$ 70,105
Rent expense	11,632
Office expenses	4,825
Telephone and internet	4,160
Regulatory fees & expenses	1,963
Other expense	3,298
Total expenses	(95,983)
NET LOSS FOR THE YEAR	$(95,983)

See independent auditor's report and accompanying notes to financial statements.

COINSHARES CAPITAL LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2022

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (95,983)
Adjustments to reconcile net loss to net cash used in operating activities:	
Changes in assets and liabilities:	
Decrease in assets:	
Prepaid expenses and other assets	1,181
Total adjustments	1,181
Net cash used in operating activities	(94,802)
CASH FLOWS FROM FINANCING ACTIVITIES	
Contributions from member	100,000
Net cash provided by financing activities	100,000
NET INCREASE IN CASH	5,198
CASH - beginning of year	50,460
CASH - end of year	$ 55,658

See independent auditor's report and accompanying notes to financial statements.

COINSHARES CAPITAL LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2022

MEMBER'S EQUITY - beginning of year	$ 50,325
NET LOSS	(95,983)
CONTRIBUTIONS FROM MEMBER	100,000
MEMBER'S EQUITY - end of year	$ 54,342

See independent auditor's report and accompanying notes to financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

CoinShares Capital LLC, (formerly known as "Group Capital LLC"), a single member limited liability company (the "Company"), was organized on January 15, 2014 under the laws of the State of Delaware. It is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company's business was previously limited to private placements. During 2019, all of its shares were purchased by a new owner. It is now planning to continue to operate in private placements exclusively. The Company did not generate any revenue in 2022 and has not commenced its planned principal activities and is therefore considered to be a development stage company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

<u>Revenue Recognition:</u>
The Company recognizes revenue in accordance with ASC Topic 606, "Revenue from Contracts with Customers". The core principle of the standard is that revenue is recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration the Company expects to be entitled to receive in exchange for those goods and services. However, as explained in Note 1, the Company has not yet recognized any revenue.

<u>Use of Estimates:</u>
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

<u>Subsequent events:</u>
Management has evaluated subsequent events through February 22, 2023, which is the date the financial statements were available to be issued.

3. INCOME TAXES

Members of a limited liability company are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes is included in the financial statements.

The Company's income tax returns for 2019, 2020 and 2021 are subject to examination by tax authorities, generally for three years after it is filed.

4. NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions, of $5,000 or one-fifteenth of aggregate indebtedness as defined, if larger. Net capital and aggregate indebtedness fluctuate from day to day but, at December 31, 2022, the Company's net capital exceeds such capital requirements by $47,658 and the ratio of aggregate indebtedness of $3,000 to its net capital of $52,658 is .0570 to 1.

5. OPERATING LEASE OBLIGATION

The Company conducts its operations from an office that is leased from the member on a month-to-month basis. Rent expense for the year is $11,632.

6. RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with its member. Pursuant to the agreement, the member pays certain operating expenses on behalf of the Company, which are reimbursed by the Company to the member. During the period ended December 31, 2022, the total expenses paid by the member and allocated to the Company amounted to $11,819.

7. GOING CONCERN

The Company has not begun principal operations, as is common with a development stage company. The Company has had losses during its development stage. The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company does not have significant cash or other material assets, nor does it have an established source of revenue sufficient to cover its operating costs and to allow it to continue as a going concern. In the interim, the member of the Company has committed to provide additional capital to meet its operating expenses until it begins to generate enough revenue to cover its costs.

8. COMMITMENTS AND CONTINGENCIES

As of December 31, 2022, the Company had no commitment, contingency, or guarantee that might result in a loss or a future obligation, as well as any claim of which the firm was aware that might be asserted against it as of the audit opinion date.

COINSHARES CAPITAL LLC
COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1
DECEMBER 31, 2022

MEMBER'S EQUITY, PER STATEMENT OF FINANCIAL CONDITION	$ 54,342
Less: Nonallowable assets:	
Prepaid expenses	1,684
NET CAPITAL	52,658
Less: Minimum net capital required to be maintained ($5,000 or 6 2/3% of aggregate indebtedness, whichever is greater)	5,000
EXCESS NET CAPITAL	$ 47,658
AGGREGATE INDEBTEDNESS	
Accounts payable and accrued expenses	$ 3,000
6 2/3% OF AGGREGATE INDEBTEDNESS	$ 200
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.0570 to 1

NOTE: There are no material differences between the above computation of net capital and the corresponding computation as submitted by CoinShares Capital LLC with the unaudited Form X-17A-5 Part II Filing as of December 31, 2022.

COINSHARES CAPITAL LLC
DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3(e) OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2022

The Company has no reserve deposit obligations under SEC 15c3-3(e) because it is a "non-covered" firm pursuant to footnote 74 to SEC Release 34-70073 and therefore is not subject to the Rule.

“Schedule 3”

COINSHARES CAPITAL LLC
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3(b) OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2022

The Company has no possession or control obligations under SEC 15c3-3(b) because it is a "non-covered" firm pursuant to footnote 74 to SEC Release 34-70073 and therefore is not subject to the Rule.

See independent auditor’s report and accompanying notes to financial statements.

HOROWITZ & ULLMANN, P.C.
Certified Public Accountants

A member of the
AICPA Center for Audit Quality
New York State Society of CPAs
PCAOB registered

232 Madison Avenue, Suite 1200
New York, NY 10016
Telephone: (212) 532-3736
Facsimile: (212) 545-8997
E-mail: cpas@horowitz-ullmann.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR EXEMPTION REPORT UNDER RULE 15C3-3

To the Member of
CoinShares Capital LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) CoinShares Capital LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to private placements of securities. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

CoinShares Capital LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about CoinShares Capital LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Horowitz & Ullmann, P.C.

New York, NY
February 22, 2023

COINSHARES CAPITAL LLC
EXEMPTION REPORT PURSUANT TO RULE 15C3-3
YEAR ENDED DECEMBER 31, 2022

CoinShares LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states the following.

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to private placement of securities on a best efforts basis and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the fiscal year ending December 2022 without exception.

CoinShares Capital LLC

I, Annemarie Tierney, swear (or affirm) that, to my best of my knowledge and belief, this Exemption Report is true and correct.

By:______________________________

CEO
Title:

February 22, 2023